Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 3 June 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
27/05/2019	7,000	128.0063	896,044.10					7,000	128.0063	896,044.10
28/05/2019	6,118	127.6587	781,015.93	18,634	144.8620	2,699,358.51	2,411,864.29	24,752	128.9948	3,192,880.21
29/05/2019	10,798	127.6180	1,378,019.16	23,306	142.4843	3,320,739.10	2,976,639.56	34,104	127.6876	4,354,658.73
30/05/2019	6,131	127.8130	783,621.50	12,900	142.6497	1,840,181.13	1,652,758.33	19,031	128.0216	2,436,379.84
31/05/2019	9,919	126.1830	1,251,609.18	29,999	142.9539	4,288,474.05	3,845,820.15	39,918	127.6975	5,097,429.32
Total	39,966	127.3660	5,090,309.87	84,839	143.1977	12,148,752.78	10,887,082.33	124,805	128.0188	15,977,392.20

Since the announcement of the buyback program dated 28 December 2018 till 31 May 2019, the total invested consideration has been:

•	Euro 82,908,708.90 for No. 747,569 common shares purchased on the MTA

•	USD 19,386,497.25 (Euro 17,369,091.91*) for No. 135,459 common shares purchased on the NYSE resulting in total No. 6,632,610 common shares held in treasury as of 31 May 2019. As of the same date, the Company held 2.58% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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